

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

D. Muthukumaran
Chief Financial Officer
ReNew Energy Global plc
C/O Vistra (UK) Ltd
3rd Floor
11-12 St. James's Square
London SW1Y 4LB

      Re: ReNew Energy Global plc
          Registration Statement on Form F-1
          Filed September 22, 2021
          File No. 333-259706

Dear D. Muthukumaran:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Rajiv Gupta